Exhibit 99.2

DERMAdoctor, LLC Unaudited Balance Sheets as of June 30, 2021 and 2020

	June 30, 2021	June 30, 2020
Assets
Cash and cash equivalents	$143,307	$424,396
Accounts receivable	378,448	631,833
Inventory, net	2,727,156	2,774,644
Prepaid expenses	22,429	36,811
Total current assets	3,271,340	3,867,684
Property and equipment, net	59,856	82,824
Intangibles, net	78,642	135,572
Total assets	$3,409,838	$4,086,080

Liabilities and Equity

Liabilities
Related party notes payable	$1,645,000	$1,690,000
Payroll protection program loan	286,700	315,800
Accounts payable	274,940	299,493
Related party accounts payable	45,000	45,000
Accrued expense and other current liabilities	368,241	887,272
Total current liabilities	2,619,881	3,237,565
Total liabilities	2,619,881	3,237,565

Equity
Redeemable membership interest	1,270,000	1,270,000
Members's deficiency	(480,043)	(421,485)
Total Equity	789,957	848,515

Total liabilities, redeemable membership interest and members' deficiency	$3,409,838	$4,086,080

DERMAdoctor, LLC Unaudited Income Statement for the Six Months Ended June 30, 2021 and 2020

	For the 6 months ended	For the 6 months ended
	June 30, 2021	June 30, 2020

Net sales	$2,918,010	$5,203,706
Cost of sales	1,108,224	2,451,717
Gross Profit	1,809,786	2,751,989

Operating expenses
Selling expenses	821,726	1,057,526
General and administrative expenses	714,102	631,190
Total Expenses	1,535,828	1,688,716

Income from operations	273,958	1,063,273

Other income (expense), net	313,588	(2,449)
Interest Expense	(64,161)	(70,924)

Net income	$523,385	$989,900

DERMAdoctor, LLC Unaudited Statements of Cash Flows for the Six Months Ended June 30, 2021 and 2020

	For the 6 months ended	For the 6 months ended
	June 30, 2021	June 30, 2020
Cash flows from operating activities:
Net income	$523,385	$989,900
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	10,663	11,779
Amortization of intangibles	21,604	23,977
Other income recognized on forgiveness of payroll protection program loan	(315,800)	-
Changes in operating assets and liabilities:
Accounts receivable	(163,601)	107,291
Inventory, net	155,262	(296,521)
Prepaid expenses	(2,450)	(3,555)
Contract assets	-	145,079
Checks written in advance of deposits	(39,377)	(271,110)
Accounts payable	56,055	(74,063)
Accrued expenses and other liabilites	(35,438)	(113,211)
Net cash provided by operating activities	210,303	519,566

Cash flows from investing activities:
Purchases of property and equipment	-	(11,484)
Purchases of intangibles	-	(39,868)
Net cash used in investing activities	-	(51,352)

Cash flows from financing activities:
Net proceeds (repayment) on lines of credit	(324,477)	(482,572)
Repayments of related party notes payable	(45,000)	-
Proceeds from payroll protection program loan	286,700	315,800
Net cash used in financing activities	(82,777)	(166,772)

Net increase in cash	127,526	419,509
Cash - Beginning of period	15,781	4,887
Cash - End of period	$143,307	$424,396

Supplemental disclosure of cash and non-cash investing and financing transactions

Cash paid for interest	$64,161	$70,924